Exhibit 99.1

Sierra Metals Reports Strong Q2-2017 Financial Results at its Sociedad Minera Corona Subsidiary in Peru

•	Increased production of higher value ore, improved recoveries and improved metal pricing has positively impacted financial results
•	Q2 production second highest in the Yauricocha mine 69 year history

TORONTO, Aug. 1, 2017 /CNW/ - Sierra Metals Inc. (TSX:SMT, BVL:SMT) ("Sierra Metals" or the "Company") announces the filing of Sociedad Minera Corona S.A.'s ("Corona") unaudited Financial Statements and Management Discussion and Analysis ("MD&A") for the second quarter of 2017 ("Q2 2017").

The Company holds an 81.8% interest in Corona. All amounts are presented in US dollars, unless otherwise stated, and have not been adjusted for the 18.2% non-controlling interest.

Corona's Highlights for the Three Months Ended June 30, 2017

•	Revenues of US$37.9 million vs US$23.4 million in Q2 2016
•	Adjusted EBITDA of US$ 18.9 million vs US$5.3 million in Q2 2016
•	Total tonnes processed of 237,912 vs 215,510 in Q2 2016
•	Net production revenue per tonne of ore milled increased by 49% to US$152.66
•	All in sustaining cost ("AISC") per silver equivalent payable ounce lower by 8% to US$13.47
•	Silver equivalent production of 2.1 million ounces vs 1.8 million ounces in Q2 2016
•	Copper equivalent production of 17.8 million pounds vs 15.5 million pounds in Q2 2016
•	$29.6 million of cash and cash equivalents as at June 30, 2017
•	$24.7 million of working capital as at June 30, 2017

Sierra Metals continues to see a positive impact from the operational improvements program and has successfully focused on increasing the production of higher value ore, improving recoveries, while benefiting from an improved metals price environment. This has resulted in significant increases to revenue and adjusted EBITDA, combined with lower costs in the first quarter when compared to Q2 2016. The Company's continued emphasis at Yauricocha will be to focus on the production of higher value ore, further cost reductions where possible, and optimization to improve the Company's production, operating margins and cash flow generation.

"I am very pleased with the continued success the Company is seeing at the Yauricocha Mine" stated Igor Gonzales, President and CEO of Sierra Metals.  "Having achieved the second highest level of production ever in Yauricocha's 69-year history in the second quarter the Company continues to improve revenue, adjusted EBITDA and cashflow.  Additionally, we saw our AISC per silver equivalent ounce decrease by 30% at the Mine this quarter when compared to Q2-2016.  However, we did see an increase in the AISC relative to Q1-2017 as a result of increases in Capex including exploration brownfield drilling and infrastructure improvements. These increases are investments in the Mine which will serve to not only increase mineral resources but also productivity in the future.  The benefit of this spending will be more apparent when we release our updated technical reports later this fall. With an ongoing focus to process higher value ore the company has also seen silver equivalent production increase by 14% over Q2 2016 which in turn positively impacted operating margins and cash flow at the Mine."

He continued, "Corona has a solid balance sheet and the Company continues to have strong liquidity.  Management is confident that when the updated technical reports are completed in early Q4 that we will realize continued mineral resource growth from our brownfield exploration programs from areas including the Esperanza zone, the Cuye-Mascota zone as well as several other high value targets within the mine complex.  When combined with significant operational improvements already completed at Yauricocha, we expect this will provide for substantial growth in the future for the Mine."

The following table displays selected unaudited financial information for the three and six months ended June 30, 2017:

(In thousands of US dollars, except cash cost and revenue	Three Months Ended			Six Months Ended
per tonne metrics)	June 30, 2017	June 30, 2016	Var %	June 30, 2017	June 30, 2016	Var %
Revenue	$37,859	23,409	62%	76,360	35,909	113%
Adjusted EBITDA (1)	18,875	5,272	258%	39,421	6,182	538%
Cash Flow from operations	18,986	5,259	261%	39,403	6,336	522%
Gross profit	17,502	5,989	192%	37,418	7,674	388%
Income Tax (Expense) Recovery	(5,184)	(287)	1706%	(9,742)	(324)	2907%
Net Income (loss)	9,761	3,274	198%	21,643	1,888	1046%

Net production revenue per tonne of ore milled (2)	152.66	102.30	49%	107.95	87.53	23%
Cash cost per tonne of ore milled (2)	64.63	55.41	17%	55.78	55.36	1%

Cash cost per silver equivalent payable ounce (2)	8.49	9.60	-12%	7.95	9.24	-15%
All-In Sustaining Cost per silver equivalent payable ounce (2)	13.47	14.72	-8%	12.05	14.90	-19%
Cash cost per copper equivalent payable pound (2)	0.99	1.12	-12%	0.93	1.08	-14%
All-In Sustaining Cost per copper equivalent payable pound (2)	$1.57	1.72	-9%	1.41	1.74	-18%

(In thousands of US dollars, unless otherwise stated)	June 30, 2017	December 31, 2016
Cash and cash equivalents	$29,624	36,877
Assets	136,599	128,769
Liabilities	58,007	62,254
Equity	78,592	66,515

[1] Adjusted EBITDA includes adjustments for depletion and depreciation, interest expense and other financing costs, interest income, share-based compensation, Foreign Exchange (gain) loss and income taxes; see non-IFRS Performance Measures section of the Company's MD&A.
[2] All-In Sustaining Cost per silver equivalent ounce sold and copper equivalent pound sold are non-IFRS performance measures and include cost of sales, treatment and refining charges, sustaining capital expenditures, general and administrative expense, and selling expense, and exclude workers' profit sharing, depreciation and other non-cash provisions; Cash cost per silver equivalent ounce sold and copper equivalent pound sold, net production revenue per tonne of ore milled, and cash cost per tonne of ore milled are non-IFRS performance measures; see non-IFRS Performance Measures section of the Company's MD&A.

Corona's Financial Highlights for the Three and Six Months Ended June 30, 2017

•	Revenues of $37.9 million for Q2 2017 compared to $23.4 million in Q2 2016 and revenues of $76.4 million for the six months ended June 30, 2017 compared to $35.9 million for the same period in 2016. The increase in revenues was due to a 16% increase in tonnes processed, higher head grades for copper and zinc, higher recoveries for all metals, except gold, and the increase in the prices of silver (11%), copper (5%), lead (23%), zinc (39%), and gold (7%).
•	Cash cost per silver equivalent ounce sold at the Yauricocha Mine of $8.49 for Q2 2017 compared to $9.60 for Q2 2016 and $7.95 for the six months ended June 30, 2017 compared to $9.24 for the same period in 2016. All-in sustaining cost ("AISC") per silver equivalent ounce sold of $13.47 for Q2 2017 compared to $14.72 for Q2 2016 and $12.05 for the six months ended June 30, 2017 compared to $14.90 for the same period in 2016. The decrease in AISC during Q2 and H1 2017 was due to an increase in silver equivalent payable ounces as a result of higher throughput and ore feed head grades from the increase in available production from higher grade zones in the mine. Also, lower treatment and refining costs incurred during Q2 and H1 2017 resulting from improved terms within re-negotiated sales contracts with our off-takers.
•	Adjusted EBITDA of $18.9 million for Q2 2017 compared to $5.3 million for Q2 2016 and $39.4 million for the six months ended June 30, 2017 compared to $6.2 million for the same period in 2016. The increase in adjusted EBITDA for Q2 and H1 2017 was due to the increase in plant throughput, metal production and revenues, discussed above.
•	Operating cash flows before movements in working capital of $18.9 million for Q2 2017 compared to US$5.3 million for Q2 2016 and $39.4 million for the six months ended June 30, 2017 compared to $6.3 million for the same period in 2016. The increase in operating cash flows before movements in working capital for Q2 and H1 2017 compared to the same period in 2016 was primarily due to the increase in revenues, discussed previously.
•	Cash and cash equivalents of $29.6 million as at June 30, 2017 compared to $36.9 million as at December 31, 2016. Cash and cash equivalents decreased by $7.3 million which was driven by operating cash flows of $27.9 million, offset by capital expenditures of $8.7 million, debt and interest payments of $4.0 million, intercompany loans of $12.9 million, and dividends paid of $9.6 million.
•	Net income of $9.8 million, or $0.27 per share for Q2 2017 compared to net income of $3.3 million, or $0.09 per share for Q2 2016. Net income of $21.6 million, or $0.60 per share, for the six months ended June 30, 2017 compared to $1.9 million, or $0.05 per share, for the same period in 2016.

Corona's Operational Highlights for the Three and Six Months Ended June 30, 2017:

The following table displays the production results for the three and six months ended June 30, 2017:

Yauricocha Production	3 Months Ended			6 Months Ended
	Q2 2017	Q2 2016	% Var.	Q2 2017	Q2 2016	% Var.
Tonnes processed	237,912	215,510	10%	489,092	423,090	16%
Daily throughput	2,719	2,463	10%	2,795	2,418	16%
Silver grade (g/t)	76.08	107.34	-29%	78.80	91.09	-13%
Copper grade	0.69%	0.39%	77%	0.75%	0.57%	33%
Lead grade	1.81%	2.93%	-38%	1.79%	2.62%	-32%
Zinc grade	3.88%	3.30%	18%	3.74%	2.99%	25%
Gold Grade (g/t)	0.49	0.64	-24%	0.52	0.64	-18%

Silver recovery	76.97%	62.26%	24%	76.43%	60.23%	27%
Copper recovery	60.65%	51.98%	17%	61.39%	53.44%	15%
Lead recovery	84.32%	68.49%	23%	85.15%	67.50%	26%
Zinc recovery	89.84%	87.53%	3%	89.48%	85.97%	4%
Gold Recovery	15.21%	27.79%	-45%	16.33%	26.60%	-39%
Silver ounces (000's)	448	463	-3%	947	746	27%
Copper pounds (000's)	2,192	959	129%	4,975	2,822	76%
Lead pounds (000's)	8,010	9,550	-16%	16,392	16,494	-1%
Zinc pounds (000's)	18,268	13,708	33%	36,041	23,989	50%
Gold ounces	566	1,236	-54%	1,344	2,299	-42%
Silver equivalent ounces (000's)(1)	2,077	1,816	14%	4,278	3,248	32%
Copper equivalent pounds (000's)(1)	17,761	15,535	14%	36,590	27,781	32%
(1) Silver equivalent ounces & copper equivalent pounds were calculated using the following metal prices: $19.50/oz Ag, $2.28/lb Cu, $0.85/lb Pb, $1.05/lb Zn, $1,369/oz Au.

Quality Control

All production technical data contained in this news release has been reviewed and approved by Gordon Babcock, P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new discoveries and still has additional brownfield exploration opportunities at all three mines in Peru and Mexico that are within or close proximity to the existing mines. Additionally, the Company has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE MKT Exchange under the symbol "SMTS".

Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

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SOURCE Sierra Metals Inc.

View original content: http://www.newswire.ca/en/releases/archive/August2017/01/c3623.html

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For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, VP, Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, info@sierrametals.com; Ed Guimaraes, CFO, Sierra Metals Inc., +1 (416) 366-7777; Igor Gonzales, President & CEO, Sierra Metals Inc., +1 (416) 366-7777

CO: Sierra Metals Inc.

CNW 07:00e 01-AUG-17